Exhibit 23.1

Saltz
Shamis &
Goldfarb
Certified Public Accountants

a division of SS&G Financial Services Akron Office 301 Springside Drive Akron, Ohio 44333 (330) 668-9696 Fax (330) 668-2538 www.SSandG.com
Independent Auditors’ Consent

We consent to the use of our report dated February 20, 2004, with respect to the financial statements of HydroGen, LLC, included in this registration. It should be noted that, as indicated in our report, we have no responsibility, under the attestation standards established by the American Institute of Certified Public Accountants, to update our report for events ad circumstances occurring after the date of the report, and consequently w have not updated our report.

/s/ Saltz, Shamis & Goldfarb SALTZ SHAMIS & GOLDFARB Certified Public Accountants Akron, Ohio September 21, 2005